Exhibit 21.1

SOVOS BRANDS, INC.

List of Subsidiaries as of March 8, 2023

Subsidiary	State or other Jurisdiction of Formation
Sovos Brands Holdings, Inc.	Delaware
Sovos Brands Intermediate, Inc.	Delaware
Aidaca, LLC	Delaware
Bottom Line Food Processors, Inc.	Delaware
Noosa Holdings, Inc.	Delaware
Noosa Intermediate, Inc.	Delaware
Noosa Acquirer, Inc.	Delaware
Noosa Yoghurt, LLC	Colorado
Rao’s Specialty Foods, Inc.	New York